Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Annual Report on Form 40-F (the “Annual Report”) of Quipt Home Medical Corp. of our report dated December 21, 2023, relating to the consolidated financial statements for the year ended September 30, 2023, which is included in exhibit 99.2.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-260363) and Form S-8 (File No. 333-257940) of Quipt Home Medical Corp. of our report dated December 21, 2023 referred to above.

We also consent to reference to us under the heading “Interest of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 of this Form 40-F, and which is incorporated by reference in such Registration Statements referred to above.

/s/BDO USA, P.C.

Cincinnati, Ohio

December 21, 2023